Exhibit 1
U.S. GAAP
November 7, 2005
Condensed Statements of Consolidated Financial Results
For the Six Months Ended September 30, 2005

Company Name:	NISSIN CO., LTD.
(URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571)
New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka,
Representative Director & Executive Officer

Inquiries:	Hitoshi Higaki,
Senior Managing Director & Executive Officer
(Tel: +81-3-3348-2424)

Application of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP
Summary of Consolidated Financial Results for the Six Months Ended September 30, 2004 and 2005, and for the Year Ended March 31, 2005
1.	Consolidated Operating Results

	Millions of Yen Except Percentages
	Six Months Ended September 30,				Year Ended March 31,
		Rate of		Rate of		Rate of
	2004	Change	2005	Change	2005	Change

Gross revenue	¥22,124	10.50%	¥22,584	2.08%	¥38,539	(5.63)%
Income before income taxes	8,823	68.99	8,559	(2.99)	11,908	11.72
Net income	5,500	85.19	4,900	(10.91)	7,262	19.50

	Yen
	Six Months Ended September 30,		Year Ended March 31,
	2004	2005	2005

Net income per share:
Basic	¥9.04	¥7.82	¥11.90
Diluted	7.80	7.22	10.81

Notes:	(1)	Net income from equity-method affiliates was ¥25 million for the six months ended September 30, 2004, ¥19 million for the six months ended September 30, 2005, and net losses from equity-method affiliates were ¥92 million for the year ended March 31, 2005.

	(2)	The weighted-average number of outstanding shares was 608,446,106 shares for the six months ended September 30, 2004, 626,591,247 shares for the six months ended September 30, 2005 and 610,413,973 shares for the year ended March 31, 2005.

	(3)	On November 19, 2004, NISSIN completed a 2-for-1 stock split, and on May 20, 2005, NISSIN completed a 1.2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

	(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase (decrease) from the respective figures for the corresponding period of the previous year.
2.	Consolidated Balance Sheet Highlights

	Millions of Yen Except Per Share Data and Percentages
	September 30,		March 31,
	2004	2005	2005

Total assets	¥192,794	¥253,536	¥228,401
Shareholders’ equity	59,872	68,719	66,971
Shareholders’ equity per share (Yen)	98.00	107.49	107.95
Shareholders’ equity ratio (%)	31.05%	27.10%	29.32%

Notes:	(1)	There were 610,958,076 outstanding shares at September 30, 2004, 639,312,080 outstanding shares at September 30, 2005 and 620,377,534 outstanding shares at March 31, 2005.

	(2)	On November 19, 2004, NISSIN completed a 2-for-1 stock split, and on May 20, 2005, NISSIN completed a 1.2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.
3. Consolidated Cash Flows

	Millions of Yen
	Six Months Ended September 30,		Year Ended March 31,
	2004	2005	2005

Net cash provided by operating activities	¥8,422	¥13,207	¥ 14,686
Net cash provided by (used in) investing activities	16,769	(29,236)	(12,546)
Net cash (used in) provided by financing activities	(23,828)	20,950	3,335
Cash and cash equivalents at end of period	21,606	30,693	25,709

U.S. GAAP
4.	Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	19 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	9 companies
5. Change in the Scope of Consolidation and Application of the Equity Method for the Six Months Ended September 30, 2005.

Newly consolidated subsidiaries:	6 companies
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	1 company
Affiliates formerly accounted for under the equity method:	2 companies

U.S. GAAP
CONSOLIDATED FINANCIAL STATEMENTS
1. CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
     (1) Results for the Three Months Ended September 30, 2004 and 2005

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months Ended
	September 30,			September 30,
	2004	2005	Change	2005

Interest income:
Loans	¥6,826	¥7,199	¥373	$63,601
Other	1,062	1,240	178	10,955

Total interest income	7,888	8,439	551	74,556

Interest expense:
Borrowings	713	633	(80)	5,592
Other	38	116	78	1,025

Total interest expense	751	749	(2)	6,617

Net interest income	7,137	7,690	553	67,939

Provision for loan losses, net	2,366	2,244	(122)	19,825

Net interest income after provision for loan losses	4,771	5,446	675	48,114

Non-interest income

(Losses) gain on sale and impairment of investment securities, net	(541)	3,247	3,788	28,686
Gain (losses) on change of interest in a subsidiary	1,516	(43)	(1,559)	(380)
Guarantee fees received, net	7	105	98	928
Equity income in affiliates, net	71	28	(43)	247
Rents, dividends and other	754	1,749	995	15,452

Total non-interest income	1,807	5,086	3,279	44,933

Non-interest expense:
Salaries and employee benefits	1,686	1,698	12	15,001
Occupancy, furniture and equipment	553	669	116	5,910
Advertising	40	164	124	1,449
Other general and administrative expenses	1,313	1,286	(27)	11,361
Losses on sale of long-lived assets, net	20	21	1	186
Other	50	62	12	548
Minority interests	30	244	214	2,156

Total non-interest expense	3,692	4,144	452	36,611

Income before income taxes	2,886	6,388	3,502	56,436

Income taxes	771	2,657	1,886	23,474

Net income	¥2,115	¥3,731	¥1,616	$32,962

				U.S. Dollars
Per share data	Yen			(Note 1)
Net income — basic	¥ 3.47	¥ 5.93		$ 0.05
— diluted	2.74	5.47		0.05

Weighted average shares outstanding	Thousands of Shares
Basic	609,943	629,458
Diluted	676,291	683,379
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
     (2) Results for the Six Months Ended September 30, 2004 and 2005

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Six Months Ended			Six Months Ended
	September 30,			September 30,
	2004	2005	Change	2005

Interest income:
Loans	¥15,137	¥14,146	¥(991)	$124,976
Other	1,721	1,892	171	16,715

Total interest income	16,858	16,038	(820)	141,691

Interest expense:
Borrowings	1,536	1,283	(253)	11,335
Other	68	206	138	1,820

Total interest expense	1,604	1,489	(115)	13,155

Net interest income	15,254	14,549	(705)	128,536

Provision for loan losses, net	4,502	4,629	127	40,896

Net interest income after provision for loan losses	10,752	9,920	(832)	87,640

Non-interest income:
Gain on sale of loans receivable	3,327	—	(3,327)	—
(Losses) gain on sale and impairment of investment securities, net	(523)	3,805	4,328	33,616
Gain (losses) on change of interest in a subsidiary	1,516	(43)	(1,559)	(380)
Guarantee fees received, net	84	188	104	1,661
Equity income in affiliates, net	25	19	(6)	168
Rents, dividends and other	837	2,577	1,740	22,767

Total non-interest income	5,266	6,546	1,280	57,832

Non-interest expense:
Salaries and employee benefits	3,380	3,422	42	30,232
Occupancy, furniture and equipment	1,088	1,299	211	11,476
Advertising	69	349	280	3,083
Other general and administrative expenses	2,512	2,464	(48)	21,769
Losses on sale of long-lived assets, net	28	33	5	292
Other	75	67	(8)	592
Minority interests	43	273	230	2,412

Total non-interest expense	7,195	7,907	712	69,856

Income before income taxes	8,823	8,559	(264)	75,616

Income taxes	3,323	3,659	336	32,326

Net income	¥5,500	¥4,900	¥(600)	$43,290

				U.S. Dollars
Per share data	Yen			(Note 1)
Net income — basic	¥ 9.04	¥ 7.82		$ 0.07
— diluted	7.80	7.22		0.06

Weighted average shares outstanding	Thousands of Shares
Basic	608,446	626,591
Diluted	674,832	682,222
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
2. CONSOLIDATED BALANCE SHEETS

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	March 31, 2005	September 30, 2005	Change	September 30, 2005
	(Audited)	(Unaudited)		(Unaudited)
ASSETS

Cash and cash equivalents	¥25,709	¥30,693	¥4,984	$271,164
Restricted cash	846	1,335	489	11,794
Loans receivable, net	146,119	156,955	10,836	1,386,651
Purchased loans receivable, net	13,581	15,704	2,123	138,740
Interest receivable	831	831	—	7,342
Investment securities	28,443	28,568	125	252,390

Property and equipment:
Land	356	356	—	3,145
Buildings and structures	1,264	1,909	645	16,865
Equipment and software	5,756	6,119	363	54,060

	7,376	8,384	1,008	74,070
Accumulated depreciation and amortization	(2,091)	(2,680)	(589)	(23,677)

	5,285	5,704	419	50,393

Investment in affiliates	514	535	21	4,727

Deferred income taxes	333	657	324	5,804

Other assets	6,740	12,554	5,814	110,910

Total assets	¥228,401	¥253,536	¥25,135	$2,239,915

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term borrowings	¥12,600	¥10,827	¥(1,773)	$95,653
Accrued income taxes	716	3,723	3,007	32,892
Accrued expenses	497	389	(108)	3,437
Long-term borrowings	136,844	158,628	21,784	1,401,431
Capital lease obligations	1,683	1,503	(180)	13,279
Accrued retirement benefits	330	330	—	2,915
Deferred income taxes	4,439	1,490	(2,949)	13,164
Other liabilities	3,175	6,457	3,282	57,045

Total liabilities	160,284	183,347	23,063	1,619,816

Minority interests	1,146	1,470	324	12,987

Commitments and contingencies (Note 9)

Shareholders’ equity:
Common stock	7,779	8,802	1,023	77,763
Additional paid-in capital	9,836	11,116	1,280	98,207
Retained earnings	44,313	47,921	3,608	423,368
Cumulative other comprehensive income	8,086	3,332	(4,754)	29,437
Less treasury stock, at cost	(3,043)	(2,452)	591	(21,663)

Total shareholders’ equity	66,971	68,719	1,748	607,112

Total liabilities and shareholders’ equity	¥228,401	¥253,536	¥25,135	$2,239,915

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
3. CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	Six Months Ended		Six Months Ended
	September 30,		September 30,
	2004	2005	2005

Operating Activities
Net income	¥5,500	¥4,900	$43,290
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	4,502	4,629	40,896
Depreciation and amortization	500	669	5,910
Amortization of debt issuance costs	117	102	901
Amortization of loan origination costs	377	390	3,446
Gain on sale of loans receivable	(3,327)	—	—
Losses (gain) on sale and impairment of investment securities, net	523	(3,805)	(33,616)
(Gain) losses on change of interest in a subsidiary	(1,516)	43	380
Equity income in affiliates, net	(25)	(19)	(168)
Losses on sale of long-lived assets, net	28	33	292
Minority interests	43	273	2,412
Changes in assets and liabilities:
Interest receivable	295	—	—
Accrued income taxes and expenses	274	2,899	25,612
Other liabilities	1,131	3,093	27,325

Net cash provided by operating activities	8,422	13,207	116,680

Investing Activities
Proceeds from sale of loans receivable	32,697	—	—
Loans receivable, net of principal collections	(1,699)	(15,633)	(138,113)
Purchases of distressed loans	(3,110)	(6,831)	(60,350)
Proceeds from principal collections of distressed loans	1,374	3,105	27,432
Proceeds from sale of distressed loans	—	700	6,184
Purchases of investment securities	(7,402)	(10,736)	(94,849)
Proceeds from sale of investment securities	35	4,646	41,046
Purchases of property and equipment	(1,189)	(887)	(7,836)
Proceeds from sale of property and equipment	14	7	62
Investment in affiliates	(1)	(5)	(44)
Increases in cash from acquisition of new subsidiaries	—	21	186
Other changes in other assets	(3,950)	(3,623)	(32,009)

Net cash provided by (used in) investing activities	16,769	(29,236)	(258,291)

Financing Activities
Deposit of restricted cash	(514)	(489)	(4,320)
Proceeds from short-term borrowings	15,881	24,466	216,150
Repayments of short-term borrowings	(14,417)	(25,978)	(229,508)
Proceeds from long-term borrowings	21,721	57,650	509,321
Repayments of long-term borrowings	(48,161)	(33,940)	(299,850)
Payments of capital lease obligations	(415)	(307)	(2,712)
Proceeds from exercise of stock warrants	54	—	—
Stock issuance cost	(12)	(19)	(168)
Purchases of treasury stock	(1)	(2)	(18)
Proceeds from sales of treasury stock	541	874	7,722
Dividends paid	(600)	(1,324)	(11,698)
Proceeds from issuance of new shares by subsidiaries	2,095	19	168

Net cash (used in) provided by financing activities	(23,828)	20,950	185,087

Effect of exchange rate changes on cash and cash equivalents	—	63	557
Net increase in cash and cash equivalents	1,363	4,984	44,033
Cash and cash equivalents at beginning of period	20,243	25,709	227,131

Cash and cash equivalents at end of period	¥21,606	¥30,693	$271,164

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BUSINESS ORGANIZATION AND BASIS OF PRESENTATION
NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture in western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate mainly in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.
NISSIN is a non-bank financial institution providing integrated financial services as its main business, specializing in providing loan products to individuals, including small business owners, sole proprietors and consumers. NISSIN and its subsidiaries provide the following products by using a variety of channels:
Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from that of the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.
Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.
Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.
Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.
Secured loans: Primarily loans secured by real property designed for property developers. The interest rates for these loans are determined on an individual basis. These loans turn to cash quickly as they typically mature in one month to two years.
Other: Collateralized lease financing, credit enhancements through guarantees, and other lending services.
On June 1, 2004, NISSIN sold most of its consumer loans receivable to Orient Credit Co., Ltd. for ¥32,697 million. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for both small business owner loans and Wide loans.
The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in the consolidated financial statements.
During the six months ended September 30, 2005, the Company utilizes special purpose entities (“SPEs”) for the purpose of acquisition and development of real estate. These entities were tested for consolidation in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities,” and the Company determined that six SPEs were within the scope of FIN 46(R). Therefore, these SPEs were consolidated by the Company.
Investments in 20% to 50% owned affiliates in which NISSIN has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.
The change in the Company’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is considered a sale and recognized as earnings.
In addition, on September 16, 2004, Nissin Servicer Co., Ltd. (“SVC”), a consolidated subsidiary, listed its stock on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public. Consequently, NISSIN’s interest in SVC has been diluted to the current 74.7% as of September 30, 2005. The Company recognized gains of ¥ 1,516 million for the six months ended September 30, 2004 and losses of ¥43 million ($380 thousand) for the six months ended September 30, 2005 in respect of its investment in SVC, which was recorded as gains or losses on change of interest in a subsidiary, in the accompanying consolidated statements of income. The Company continues to recognize gains or losses from dilution of its interest in SVC.

U.S. GAAP
NISSIN and its domestic subsidiaries maintain their books and records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and its foreign subsidiaries in conformity with those of the country of their domicile. Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2005 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these unaudited condensed consolidated financial statements.
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses and collections for purchased loans. Actual results could differ from those estimates, resulting in material charges to income.
The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on September 30, 2005, which was ¥113.19 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
Certain reclassifications have been made to conform to the current period presentation. These reclassifications have no effects on previously reported net income and shareholders’ equity.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a) Interest Income from Loans Receivable and Loan Origination Costs
Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.
The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

U.S. GAAP
The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately fifty months as of September 30, 2005.
(b) Loans Receivable and Allowance for Loan Losses
Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.
The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:
Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.
Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.
Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.
(c) Purchased Loans Receivable and Revenue Recognition
Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses established on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.
However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the discounted value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2005 and September 30, 2005, ¥836 million and ¥969 million ($8,561 thousand) in carrying value of loans was accounted for under the level yield method, respectively.

U.S. GAAP
(d) Investment Securities
The Company’s investment securities are classified as “available-for-sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable and non-marketable securities.
Marketable equity securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a cumulative other comprehensive income in the shareholders’ equity. In accordance with SFAS No. 115, an “other-than-temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be “other-than-temporary”. The Company reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other-than-temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.
Non-marketable equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis, and adjusted only for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.
Non-marketable debt securities are accounted for on an amortized cost basis, and adjusted only for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.
Costs of securities sold are determined using the weighted average cost method.
(e) Guarantees
The Company accounts for guarantees in accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company provides guarantees to several affiliated and non-affiliated companies for a fee, which is recognized on an accrual basis. The Company recognized reserves for guarantee losses of ¥371 million and ¥523 million ($4,621 thousand) at March 31, 2005 and September 30, 2005, respectively, which is included in “Other liabilities” on the accompanying consolidated balance sheets.
Moreover, in the event of a borrower’s delinquency, the Company is required to pay out on its guarantees for the outstanding balance of the specified borrowings. Upon payment of any guarantees, the Company will record corresponding receivables from the borrower, which is offset by an allowance for deemed uncollectible amounts. The Company protects against risk for guarantees through its underwriting and monthly evaluation process. The Company is able to agree to take or decline the guarantee at the time of the loan underwriting process.
Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.
(f) Treasury Stock
Treasury stock is recorded at the Company’s cost basis. Pursuant to its Articles of Incorporation, the Company may purchase treasury stock with the board of directors’ approval and can retire treasury stock by reducing retained earnings or additional paid-in capital.
(g) Earnings Per Share (“EPS”)
Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

U.S. GAAP
NISSIN completed a 2-for-1 stock split on each of May 20, 2004 and November 19, 2004, and a 1.2-for-1 stock split on May 20, 2005. All share information disclosed has been retroactively adjusted to reflect such stock splits.
3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of SFAS No. 123-R to the beginning of annual reporting period that begins after June 15, 2005. The Company is currently determining the effect of the adoption of SFAS No.123-R on the Company’s consolidated financial statements.
4. LOANS RECEIVABLE
The following is a summary of loans outstanding as of March 31, 2005 and September 30, 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	September 30, 2005	Change	September 30, 2005

Small business owner loans	¥58,961	¥58,637	¥(324)	$518,040
Wide loans	47,604	44,445	(3,159)	392,658
Business Timely loans	20,862	23,693	2,831	209,321
Consumer loans	2,827	2,956	129	26,115
Secured loans	18,812	28,968	10,156	255,924
Other loans	6,296	8,045	1,749	71,075

Total loans outstanding	155,362	166,744	11,382	1,473,133
Allowance for loan losses	(10,034)	(10,357)	(323)	(91,500)
Deferred origination costs	791	568	(223)	5,018

Loans receivable, net	¥146,119	¥156,955	¥10,836	$1,386,651

5. ALLOWANCE FOR LOAN LOSSES
The following is a summary of changes in the allowance for loan losses for the six months ended September 30, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2004	2005	Change	September 30, 2005

Balance at beginning of period	¥13,528	¥10,034	¥(3,494)	$88,647
Provision for loans receivable on sold loans	(3,327)	—	3,327	—
Provision for loan losses	4,110	4,034	(76)	35,639
Charge-offs, net of recoveries	(4,245)	(3,711)	534	(32,786)

Balance at end of period	¥10,066	¥10,357	¥291	$91,500

U.S. GAAP
6. INTEREST INCOME
The following is a summary of interest income from loans receivable for the six months ended September 30, 2004 and 2005:

				Thousands of U.S.
	Millions of Yen			Dollars
	Six Months Ended September 30,			Six Months Ended
	2004	2005	Change	September 30, 2005

Small business owner loans	¥5,514	¥5,545	¥31	$48,989
Wide loans	5,487	4,426	(1,061)	39,102
Business Timely loans	2,414	2,757	343	24,357
Consumer loans	1,640	351	(1,289)	3,101
Secured loans	370	910	540	8,040
Other loans	89	547	458	4,833

Total interest revenue from loans receivable	15,514	14,536	(978)	128,422
Less amortization of loan origination costs	(377)	(390)	(13)	(3,446)

Interest income from loans receivable	15,137	14,146	(991)	124,976
Interest income from purchased loans and other	1,721	1,892	171	16,715

Total interest income	¥16,858	¥16,038	¥(820)	$141,691

7. PURCHASED LOANS RECEIVABLE
SVC mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. The total contracted amounts outstanding for these distressed loans are ¥1,097,289 million and ¥1,372,902 million ($12,129,181 thousand) as of March 31, 2005 and September 30, 2005, respectively.
The following is a summary of the recorded value of purchased loans receivable as of March 31, 2005 and September 30, 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	September 30, 2005	Change	September 30, 2005

Purchased loans outstanding	¥14,863	¥17,328	¥2,465	$153,088
Allowance for loan losses	(1,282)	(1,624)	(342)	(14,348)

Purchased loans receivable, net	¥13,581	¥15,704	¥2,123	$138,740

The following is summary information with respect to purchased loans receivable for the six months ended September 30, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2004	2005	Change	September 30, 2005

Purchased loans receivable:
Balance at beginning of period	¥5,059	¥14,863	¥9,804	$131,310
Purchases	3,110	6,831	3,721	60,350
Principal collections(A)	(1,374)	(3,413)	(2,039)	(30,153)
Sales (B)	—	(700)	(700)	(6,184)
Charge-offs	(57)	(253)	(196)	(2,235)

Balance at end of period	6,738	17,328	10,590	153,088

Allowance for loan losses:
Balance at beginning of period	717	1,282	565	11,326
Provision for loan losses	392	595	203	5,257
Charge-offs	(57)	(253)	(196)	(2,235)

Balance at end of period	1,052	1,624	572	14,348

Purchased loans receivable, net	¥5,686	¥15,704	¥10,018	$138,740

(A)	Including payment in kind of ¥308 million ($2,721 thousand) for the six months ended September 30, 2005.

(B)	Sold to an equity-method affiliate. The Company did not incur any gains or losses from this transaction.

U.S. GAAP
During the six months ended September 30, 2004 and 2005, interest income from purchased loans receivable was ¥1,682 million and ¥1,846 million ($16,309 thousand), respectively.
In addition, in the event of borrower’s delinquency, the Company may foreclose on borrower’s loan collateral. Collateral obtained by the Company is held for sale and included in “Other assets” on the accompanying consolidated balance sheets.
8. SHORT-TERM AND LONG-TERM BORROWINGS
Short-term borrowings as of March 31, 2005 and September 30, 2005 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	September 30, 2005	Change	September 30, 2005

Bank loans	¥9,017	¥6,838	¥(2,179)	$60,412
Commercial paper	3,500	3,900	400	34,455
Discounted notes	83	89	6	786

Total short-term borrowings	¥12,600	¥10,827	¥(1,773)	$95,653

Interest rates on bank loans as of March 31, 2005 and September 30, 2005 are fixed under contracts ranging from 0.964% to 2.200% and from 0.490% to 5.022%, with the weighted average interest rates of these bank loans being 1.567% and 1.444%, respectively. Interest rates on commercial paper as of March 31, 2005 and September 30, 2005 range from 0.295% to 0.450% and from 0.230% to 0.500%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2005 and September 30, 2005 are 0.384% and 0.373%, respectively. Interest rates on all discounted notes as of March 31, 2005 and September 30, 2005 are 2.375%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.
Long-term borrowings as of March 31, 2005 and September 30, 2005 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	September 30, 2005	Change	September 30, 2005

2.35% unsecured bonds, due November 1, 2005	¥5,000	¥5,000	¥—	$44,174
1.90% unsecured bonds, due July 31, 2006	500	500	—	4,417
0.45% unsecured bonds, due September 27, 2006	500	500	—	4,417
0.64% unsecured bonds, due March 26, 2007	500	500	—	4,417
0.67% unsecured bonds, due September 27, 2007	500	500	—	4,417
1.18% unsecured bonds, due February 25, 2008	7,500	7,500	—	66,261
0.75% unsecured bonds, due September 19, 2008	210	180	(30)	1,590
1.17% unsecured bonds, due June 20, 2008	—	7,500	7,500	66,261
1.08% unsecured bonds, due September 16, 2008	—	10,000	10,000	88,347
1.70% unsecured convertible bonds, due September 29, 2006 (A)	8,942	6,901	(2,041)	60,968

Total bonds	23,652	39,081	15,429	345,269

Loans from banks and other financial institutions (B)	113,192	119,547	6,355	1,056,162

Total long-term borrowings	¥136,844	¥158,628	¥21,784	$1,401,431

(A)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥163.60 ($1.45) per share of common stock. Until September 30, 2005, convertible bonds totaling ¥3,099 million ($27,379 thousand) were converted to 18,943 thousand shares of common stock.

(B)	NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2005 and September 30, 2005, entrusted loans outstanding included in loans receivable are ¥9,216 million and ¥6,364 million ($56,224 thousand), respectively, and the related long-term liability recorded in loans from banks and other financial institutions are ¥6,673 million and ¥3,820 million ($33,749 thousand), respectively.

As of March 31, 2005 and September 30, 2005, the weighted average rates of loans from banks and other financial institutions are 1.949% and 1.717%, respectively.

U.S. GAAP
In addition, the total amount of prescribed limits of syndicated loans, overdraft facilities, and loan commitment limits from banks was ¥14,300 million ($126,336 thousand) and the outstanding borrowings within the limits were ¥1,650 million ($14,577 thousand) as of September 30, 2005.
9. COMMITMENTS AND CONTINGENCIES
Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.
The Company’s unfunded credit lines as of March 31, 2005 and September 30, 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	September 30, 2005	Change	September 30, 2005

Unfunded credit lines with loans outstanding	¥6,185	¥9,723	¥3,538	$85,900
Unfunded credit lines without loans outstanding	40,805	45,693	4,888	403,684

Total unfunded credit lines	¥46,990	¥55,416	¥8,426	$489,584

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial condition or results of operations.
As discussed in the summary of significant accounting policies, the Company may charge interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the six months ended September 30, 2004 and 2005, ¥90 million and ¥124 million ($1,096 thousand) in interest income was refunded to borrowers, respectively.
Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration and other expenses incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under a loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.
NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:
3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to pay out on its guarantees on loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium-sized corporations.
Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or medium-sized corporations.
NISSIN guarantees borrowings by customers of Chuo Mitsui Finance Service Co., Ltd. (“CMFS”), an affiliate 30% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that CMFS sells:
Business Card loans: NISSIN guarantees 10% of borrowings by customers for Business Card loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which payments are 90 days or more delinquent. Business Card loans are unsecured loans designed for small or medium-sized corporations.

U.S. GAAP
Real Estate Finance: NISSIN guarantees 10% of borrowings by customers for Real Estate Finance and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which payments are 30 days or more delinquent.
In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. As of March 31, 2005 and September 30, 2005, the fee rate ranged from 0.500% to 5.000% and 0.375% to 5.000%, with an average fee rate of 1.95% and 2.25%, respectively.
The Company maintains reserves for all estimated guarantee losses and includes the amounts in “Other liabilities” on the accompanying consolidated balance sheets.
Upon payment of any guarantees, the Company records corresponding receivables from borrower, which are offset by allowances for deemed uncollectible amounts. As of March 31, 2005 and September 30, 2005, receivables from payment of guarantees were ¥235 million and ¥433 million ($3,825 thousand), respectively. Those were offset by allowances of ¥208 million and ¥374 million ($3,304 thousand), respectively, and the resulting amounts are recorded in “Other assets” on the accompanying consolidated balance sheets.
Also, NISSIN was liable as a guarantor for bank loans borrowed by SBF and CMFS, and received guarantee fees equivalent to an annual interest rate of 1.5% and 1.0%, respectively. However, during the six months ended September 30, 2005, NISSIN was released from its obligation as a guarantor for bank loans borrowed by SBF.
As of March 31, 2005 and September 30, 2005, the Company’s guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	September 30, 2005	Change	September 30, 2005

Guaranteed borrowings	¥7,343	¥9,434	¥2,091	$83,347
Guaranteed accounts receivable	358	739	381	6,529

Guarantees for borrowings of other companies:
Shinsei Business Finance Co., Ltd.	3,645	—	(3,645)	—
Chuo Mitsui Finance Service Co., Ltd.	150	1,050	900	9,276
Reserve for guarantee losses	371	523	152	4,621

During the six months ended September 30, 2004 and 2005, the Company paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2004	2005	Change	September 30, 2005

Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥354	¥622	¥268	$5,495
Guarantees for borrowings of other companies	12	12	—	106

Total guarantee fees received	366	634	268	5,601
Administrative expenses and other expenses paid	(282)	(446)	(164)	(3,940)

Guarantee fees received, net	¥84	¥188	¥104	$1,661

During the six months ended September 30, 2004 and 2005, as a result of contractual commitments, the Company paid ¥110 million and ¥274 million ($2,421 thousand), respectively, as a guarantor for the borrowings.

U.S. GAAP
10. CUMULATIVE OTHER COMPREHENSIVE INCOME
Comprehensive income for the six months ended September 30, 2004 and 2005 was ¥5,592 million and ¥146 million ($1,290 thousand), respectively. The components of other comprehensive income are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2004	2005	Change	September 30, 2005

Change in net unrealized gains on marketable investment securities	¥91	¥(4,819)	¥(4,910)	$(42,575)
Change in unrealized losses on cash flow hedging instruments	1	2	1	18
Change in foreign currency adjustments	—	63	63	557

Total other comprehensive income (losses)	¥92	¥(4,754)	¥(4,846)	$(42,000)

11. SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities during the six months ended September 30, 2004 and 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2004	2005	Change	September 30, 2005

Property and equipment obtained under capital leases	¥727	¥137	¥(590)	$1,210
Conversion of convertible bond	1	2,041	2,040	18,032

U.S. GAAP
12. SEGMENT INFORMATION
For financial reporting purposes, the Company operates under the integrated financial services segment, the loan servicing segment and other segments. The integrated financial services segment comprises of loan business, which includes small business owner, Wide, Business Timely, consumer, secured and other loans, as well as credit guarantee, leasing and securities business. In the loan servicing segment, SVC mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is operated as a separate segment for financial reporting purposes. Other segments are insignificant and are included in the integrated financial services segment for financial reporting purposes. The Company currently conducts its operating activities mainly in Japan. The Company also conducts activities in China, but these are currently insignificant. Selected information for the Company’s business segments is as follows:

	Millions of Yen
	Integrated
	Financial Services	Loan Servicing	Total

Six months ended September 30, 2004:
Total interest income	¥15,176	¥1,682	¥16,858
Total interest expense	1,552	52	1,604
Provision for loan losses, net	4,110	392	4,502
Net income	5,102	398	5,500

Six months ended September 30, 2005:
Total interest income	¥14,191	¥1,847	¥16,038
Total interest expense	1,309	180	1,489
Provision for loan losses, net	4,034	595	4,629
Net income	3,750	1,150	4,900

	Thousands of U.S. Dollars
	Integrated
	Financial Services	Loan Servicing	Total

Six months ended September 30, 2005:
Total interest income	$125,373	$16,318	$141,691
Total interest expense	11,565	1,590	13,155
Provision for loan losses, net	35,639	5,257	40,896
Net income	33,130	10,160	43,290

13. SUBSEQUENT EVENTS
1.	Stock split

On August 4, 2005, the Board of Directors approved a stock split effective on November 18, 2005. NISSIN’s common shares owned by shareholders recorded in the fiscal register of shareholders and the register of beneficiary shareholders as of September 30, 2005, shall be split two for each one share.

This stock split has not been reflected in these financial statements.

2.	ADR (“American Depositary Receipt”) Ratio Change

On August 16, 2005, the Board of Directors approved a change in the ratio of ordinary shares of common stock per 1 ADR from 2 common shares to 10 common shares, effective on November 18, 2005.